

August 25, 2010

Mr. Alvaro Correa
Chief Financial Officer
Credicorp Ltd.
Banco de Credito del Peru
Calle Centenario 156
La Molina
Lima, Peru

> **Re: Credicorp Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 18, 2010**
> **File No. 001-14014**

Dear Mr. Correa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 3. Key Information

(D) Risk Factors, page 7

1.   Please revise to avoid making statements that "we cannot assure" that a given event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Item 4. Information on the Company

(A) History and Development of the Company, page 16

2.   Please revise your disclosure so that the organizational chart of BCP's subsidiaries
        reflects the subsidiaries listed on page 25 of the filing.

(B) Business Overview

(1) Introduction – Review of 2009, page 16

3.   We note your disclosure that you operate through four operating segments: banking,
        insurance, pension funds and brokerage and other. Therefore, please add, or please
        explain why you have not added, a subheading for "Brokerage and other" in this section.

(6)(iii) Pacifico Peruano Suiza – Investment Portfolio, page 44

4.   We note your disclosure on page 45 regarding Pacifico Peruano Suiza's investment in
        U.S. and European sovereign debt. Please tell us and revise future filings to quantify
        your material European Sovereign Debt exposures by country.

Item 6. Directors, Senior Management and Employees

(A) Directors and Senior Management, page 112

5.   We note that in many of the director biographies, the directors are described as being on
        the boards of "various other companies". Please revise to provide the names of the
        companies where your directors are concurrently serving as directors. Refer to Item
        6(A)(2).

Item 18. Financial Statements

Note 3. Significant Accounting Policies

3(e) – Insurance activities, page F-20

6.   Please tell us which generally accepted accounting principles (e.g. Peruvian, U.S., etc.)
        you look to in developing your accounting policy for your insurance activities. Please
        ensure your response addresses how this developed policy complies with the guidance
        and principles outlined in paragraphs 10-12 of IAS 8. Please ensure your future
        disclosures specifically address which principles you use to account for insurance
        premium income.

3(i) – Impairment of financial assets, page F-28

7.   We note your disclosure on page F-30 as well as on page 93 related to renegotiated loans. We also note that you disclose on page F-105 total "loans that are neither past-due nor impaired whose terms have been renegotiated" of US$6.5 and US$10.3 million at December 31, 2009 and 2008, respectively. Please tell us whether you hold any loans whose terms have been renegotiated that are classified as past-due or impaired as of each period end. If so, please tell us and revise future filings to disclose in greater detail the terms and success rates of your loan modification programs, and discuss how your allowance for loan losses incorporates the fact that some modifications end up being unsuccessful.

Note 5 – Investments available-for-sale, page F-42

8.   We note your disclosure on page 101 that net gains on sales of securities increased 132.8% during 2009 to US$120.9 million primarily due to the increased volatility observed in capital markets, which caused the appreciation in stock prices in your investment portfolio. However, we also note the statement in your Q4 Earnings Call that this gain resulted from an exchange and repurchase of bonds initiated by the Peruvian Government. Please tell us and revise your future filings to clarify the origin of the gain and describe in detail how the related transaction(s) resulted in such a material gain to your operations.

Note 29.1 Credit risk, page F-97

9.   We note on pages F-104 through F-106 you disclose total impaired loans of US$356,348,000 and US$202,460,000 at December 31, 2009 and 2008, respectively. We also note your disclosure on page 79 that states loans considered to be impaired include those loans classified as substandard, doubtful or loss, which totaled (on page 81) US$356,305,000 and US$199,835,000 at December 31, 2009 and 2008, respectively. Please revise future filings to reconcile the apparent difference between the two impaired loans balances disclosed at each period end. Further, please revise future filings to disclose whether the specific allowance for loan losses amounts disclosed on page F-106 relates to the entire impaired loans balance at each period end or, if not, disclose the amount of impaired loans for which a specific allowance for loan losses has been recorded at each period end.

Exhibits 12.1 and 12.2

10.   We note that the certifications required by Exchange Act Rule 13a-14(a) replaced the word "report" with "Annual Report". In future filings, the certifications should be revised to refer to simply the "report".

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt at (202) 551-3572 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney